Nasdaq Regulation

Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

August 9, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 9, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from Embrace Change Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A/A 12(b)[1] for the registration of the following securities:

Ordinary Shares, $0.0001 par value

Warrants

Units

Rights

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi

[1] This certification amends the Exchange's prior one filed with the Commission on May 16, 2022, prior to the declaration of effectiveness of the Registrant's S-1 ("Prior Certification"). Since the Prior Certification, the Registrant has added Rights to the securities it seeks to list and therefore had to amend its prior 8-A filed with the Commission.